December 10, 2015

Tia L. Jenkins

Senior Assistant Chief Accountant

Division of Corporate Finance

United States Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549-3628

Re:	Foresight Energy LP
Form 10-K for the Year Ended December 31, 2014
Filed March 11, 2015
Form 10-Q for the Three and Nine Months Ended September 30, 2015
Filed November 12, 2015
File No. 001-36503

Dear Ms. Jenkins:

This letter sets forth Foresight Energy LP’s (the “Partnership”) responses to the comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission” or “SEC”) set forth in your letter dated November 30, 2015 (the “Comment Letter”), regarding the Form 10-K for the Year Ended December 31, 2014 and the Form 10-Q for the three and nine months ended September 30, 2015.

For the convenience of the Staff, each comment from the Comment Letter corresponds to the numbered paragraph in the Comment Letter and is restated in italics prior to the response to such comment.

Form 10-K for the Year Ended December 31, 2014

Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 48

Key Metrics, page 49

1.	We note you identify cash cost per ton sold as a key metric used to assess the performance of your business. In future filings, please identify this metric as a non-GAAP measure which is not necessarily comparable to such other similarly-titled measures of other companies.

Response: The Partnership acknowledges the Staff’s comment and advises that cash cost per ton sold is calculated as the cost of coal produced (excluding depreciation, depletion and amortization) line item directly from the consolidated statement of operations divided by produced tons sold for the period. As such, this metric does not meet the criteria of a non-GAAP measure as defined by SEC Regulation G. In future filings, the Partnership will define this measure within the key metric section of Management’s Discussion and Analysis of Financial Condition and Results of Operations.

Financial Statements, page 63

Summary of Significant Accounting Policies, page 67

Impairment of Depreciable Assets, page 69

2.	We note that you recorded an impairment charge in the amount of $34.7 million related to certain Hillsboro prepaid royalties in which you determined recoupment was improbable based on the remaining period available for recoupment and current coal market conditions. Please tell us if you assessed whether those triggering events leading to the impairment of prepaid royalties represented an indicator of impairment of your long-lived assets at Hillsboro and other mines. Please refer to the guidance in FASB ASC 360-10-35-21. To the extent that you did not perform impairment tests of your long-lived assets, please tell us why you believed testing was not necessary.

Response: The impairment charges recorded for certain of Hillsboro’s prepaid royalties were based upon our expectation that market conditions would not sufficiently improve in the near-term to allow Hillsboro to increase production levels necessary to meet the forecasted sales volumes required to recoup certain of the outstanding prepaid royalty balances prior to the expiration of the five-year contractual recoupment period. The impairment tests performed in this situation were not specifically driven by a material decline in the forecasted operating cash flows of our mining operations but rather the impairment tests took into consideration the sales volumes required to exceed future minimum quarterly payments and therefore allow for recoupment, the remaining time available for recoupment (only two years remained in certain cases), and the forecasted production and sales levels determined during our annual fourth quarter budgeting process for which it was determined that we would not increase production at Hillsboro given the depressed coal market conditions and the competitive landscape. Based on this information, the Partnership determined that the near-term forecasted sales volumes would not be sufficient to recoup certain of the remaining prepaid royalty balances under this arrangement within the contractual recoupment period.

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As it relates to the long-lived assets at Hillsboro and our other mines, the average remaining useful lives of our mining assets are substantially greater than the recoupment period for prepaid royalties thereby allowing for a greater recoverability period of asset values and less sensitivity to near-term fluctuations in the coal market. Additionally, the recoverability of our long-lived mining assets is based upon the operating cash flows of the mine as a whole whereas the recoverability of our prepaid royalties is contractually driven and also affected by the timing and volume of sales. Therefore, the impairment indicators for our long-lived assets differ substantially from those of our prepaid royalties. The Partnership determined that because Hillsboro was currently generating strong operating cash flows and the near-term and long-term forecasted operating cash flows did not decrease materially (and continued to reflect significant positive operating flows) that a recoverability test was not necessary under ASC 360-10-35-21. Also, no additional impairment indicators were identified as it related to our mining operations.

We will continue to monitor our long-lived assets for impairment when events or circumstances indicate that the carrying amount of our long-lived assets may not be recoverable.

Form 10-Q for the Three and Nine Months Ended September 30, 2015

Financial Statements, page 3

Statements of Cash Flows, page 6

1.	We note that you present an adjustment for “unrealized losses (gains) on commodity derivative contracts and cumulative prior unrealized gains realized during the period” to reconcile net income to net cash provided by operating activities. In future filings, please separately disclose the amount of “cumulative prior unrealized gains realized during the period” included in this line item and the reasons of including this amount as a reconciling item in cash flows from operating activities.

Response: The Partnership acknowledges the Staff’s comment and will include the requested disclosure in future filings.

[Remainder of page intentionally blank]

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In connection with responding to the Staff’s comments, we hereby acknowledge that:

•	the Partnership is responsible for the adequacy and accuracy of the disclosure in the filings;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filings; and

•	the Partnership may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We appreciate the Staff’s comments and request the Staff contact me at (314) 932-6136 or jim.murphy@foresight.com with any questions or comments regarding this letter.

Sincerely,

/s/ James T. Murphy
James T. Murphy
Chief Accounting Officer

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